Exhibit 12.1

POTLATCH CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(In thousands)
	2009	2008	2007	2006	2005
Earnings from continuing operations before income taxes	$64,783	$47,742	$56,911	$79,473	$58,468
Add:
Interest expense	20,856	20,825	17,711	16,120	16,457
Rental expense factor [1]	862	1,008	848	843	824
Discount and loan expense amortization	1,136	613	593	578	471

Earnings available for fixed charges	$87,637	$70,188	$76,063	$97,014	$76,220

Fixed charges:
Interest expense	$20,856	$20,825	$17,711	$16,120	$16,457
Capitalized interest	—	—	—	—	—
Rental expense factor [1]	862	1,008	848	843	824
Discount and loan expense amortization	1,136	613	593	578	471

Total fixed charges	$22,854	$22,446	$19,152	$17,541	$17,752

Ratio of earnings to fixed charges	3.8	3.1	4.0	5.5	4.3

[1]	“Rental expense factor” is the portion of rental expense estimated to be representative of the interest factor within rental expense.

Certain 2005-2008 amounts have been reclassified to conform to the 2009 presentation. Also, see Note 18 to the consolidated financial statements.